LETTER TO SHAREHOLDERS OF

ARIZONA STAR RESOURCE CORP.

Arizona Star Resource Corp. owns 51% of the Cerro Casale Project, one of the world’s largest and most promising gold-copper deposits. In the past, Cerro Casale has suffered from uncertainty regarding ownership and a lack of strong leadership. During 2006, these problems were resolved positively with a consolidation of ownership in stronger hands and a firm sense of direction on how to enhance the Project’s value.

New Partner

On February 27, 2007, we welcomed Kinross Gold Corporation (“Kinross”) as our new partner in the Cerro Casale Project, when Kinross completed its acquisition (announced on November 6, 2006) of Bema Gold Corporation. We continue to own a 51% interest in the Cerro Casale Project, while Kinross owns the remaining 49% interest.

We are very pleased to have Kinross as our new partner as they are a proven operator in Chile and a strong technical and financial partner for Arizona Star. This new cooperative relationship should provide the impetus needed to advance this great asset for the benefit of our respective shareholders.

Commencement of Optimization Studies

The original Cerro Casale development work generated the basic information required for its advancement. Project design was done by Placer Dome Inc. in a competent and professional manner. However, the fine tuning of mine planning and process design was never completed. Many changes have occurred in the economic and operating environments including higher copper and gold prices, higher capital and input costs, and the successful implementation of new technologies by other operators since Placer Dome completed a feasibility study in 2000 and updated it in 2004. A further optimization is now needed to examine these opportunities for economic and operating improvements.

The optimization program began with a National Instrument 43-101 Technical Report prepared by AMEC E&C, Services Inc. (the “AMEC Report”) and released in August 2006. This report updated the operating and capital costs of the 2004 updated feasibility study completed by Placer Dome.  The AMEC Report also identified possible improvements in Project economics, particularly related to possible metallurgical processing alternatives.

The base case parameters established for the detailed Project evaluation in the AMEC Report included open pit mining, heap leaching of oxide ores at 75,000 tonnes per day, and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day. Heap leaching the oxide ore had been briefly considered by Placer Dome during the original 2000 feasibility study but was not pursued in any detail. The open pit operation conceived by Placer Dome was redesigned and scheduled to optimize the effect of heap leaching the oxide ore in the AMEC Report.

The AMEC Report proposal to treat 115 million tonnes of oxide materials into a heap leaching operation presents further enhancement possibilities including the treatment of more “mixed” oxide/sulphide ores in the heap leach process. The leaching of “mixed” oxide ore rather than milling it, could further improve gold-copper recoveries and concentrate grades achieved in the sulphide processing circuit.

The AMEC Report determined that the concept of heap leaching the oxide ore commencing at least one year prior to the start-up of conventional sulphide milling improves the Project economics. This plan effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and reduces the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades. In summary, Project economics are expected to be significantly improved.

On May 1, 2007, a 7,500 metre core drilling program was initiated to generate core samples for further test work to optimize grinding product sizes, gold-copper metal recoveries and final concentrate grades. Also, test work with these core samples is being scheduled to investigate recent advances in grinding equipment and technologies which could reduce energy and metal consumptions (operating costs). This large diameter core drilling campaign is expected to be completed in the fourth quarter of 2007 and the metallurgical testing programs should be completed during the first half of 2008.

ARCADIS Geotecnica of Chile has been retained to complete the baseline work for the permit modification which is needed for heap leaching of the Cerro Casale oxide ores.

Objectives for 2007

In last year’s annual report, we set three objectives. The first objective was to begin additional optimization studies which have the potential to reduce processing and operating costs, improve metallurgical recoveries, and further define the potential economic improvements that could be derived from the leaching of oxide ore. This work was scheduled to begin in the fall of 2006, but unfortunately, the acquisition of Bema by Kinross delayed the start of the optimization studies until May 1, 2007. Please see above for further information.

Our second objective was to increase our marketing efforts in order to improve the trading liquidity in our common shares, especially in the United States. In fiscal 2006, we traded 15,235,643 shares while in fiscal 2007, we traded 13,556,900 shares. Approximately one third of our total trading volume in 2007 occurred in the United States compared to virtually no volume in 2006. The trading in the United States was the result of our listing on the American Stock Exchange in April 2006 and our marketing efforts. The decrease in trading volume in 2007 versus 2006 was largely the result of uncertainty in the marketplace regarding the ownership situation as well as a lack of news regarding our plans to further enhance the value of the Project. Nonetheless, we are pleased that we have broadened our shareholder base and established a market for our shares in the United States, which we expect will serve our shareholders well in the coming months.

Our third objective was for our Special Committee of independent directors to continue to examine alternatives to enhance shareholder value. Citigroup Global Markets was retained by the Special Committee to assist in this endeavour. This is an ongoing objective, and the Special Committee continues to devote significant time towards meeting this objective.

Objectives for 2008

Continue with Optimization Studies

When the drill samples have been acquired, metallurgical optimization work will quantify the possible processing and operating cost reductions and the expected positive improvements in metallurgical results. The work will also test, evaluate, and quantify economic improvements that can be derived from the heap leaching of oxide ores. We expect to complete some of this work in fiscal 2008 and the balance in fiscal 2009.

Continue Marketing Efforts to Enhance Share Liquidity

We will continue to market the Company aggressively to investors in Canada, and in particular the US, in order to increase and support our initiatives of last year. We continue to believe that our shares are undervalued, and we will once again focus our investor relations efforts with retail and institutional investors.

Special Committee Initiatives to Maximize Value

The Special Committee will continue to work with its financial advisors to examine alternatives to enhance shareholder value. The Committee will assess the prospective benefit to shareholders of a sales transaction involving the Project or the Company as well as creative financing alternatives which would allow the Company to retain a significant share of Project revenue.

Conclusion

Arizona Star owns a 51% interest in one of the world’s largest undeveloped gold and copper deposits. This deposit has proven and probable mineral reserves of 1.035 billion tones of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing 23 million ounces of gold and 6 billion pounds of copper. The Development Appraisal Report indicates that this deposit could produce 990,000 ounces of gold and 294 million pounds of copper per year over a 17 year mine life. At metal prices of US$600/ounce of gold and US$1.75/pound of copper, the AMEC Report estimated a pre-tax 100% equity internal rate of return of 22.8%, a net present value of US$3.4 billion, net of smelter credits, at a 5% discount rate and a cash operating cost (net of copper and silver credits) of US$48 per ounce of gold. We remain very confident that this asset can generate significant additional value for the Arizona Star shareholders in the future.

We would like to thank our shareholders for their ongoing encouragement and support, and our fellow board members for their dedication and guidance.

“James S. Anthony”

“Paul A. Parisotto”

James S. Anthony

Paul A. Parisotto

Chairman and Director

President, CEO and Director

August 24, 2007